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                  The Guardian Investor Services LLC
                          7 Hanover Square
                     New York, New York 10004-2616






                                      Frank L. Pepe
                                      Senior Vice President and Controller


May 10, 2005


VIA EDGAR

Jason Fox
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, DC  20549-0505

Re:	The Guardian Variable Contract Funds, Inc. (File Nos. 2-
81149 and 811-3636); GIAC Funds, Inc. (File Nos. 33-37883 and 811-
6231); The Guardian Bond Fund, Inc. (File Nos. 2-81150 and 811-3634); and The Guardian Cash Fund, Inc. (File Nos. 2-74905 and 811-3324) (the "Funds")

Dear Mr. Fox:

	This letter is in response to the comments you relayed to me in our telephone conversation on April 11, 2005, with respect to your review of the annual reports of the Funds as of December 31, 2004 filed with the Commission on Form N-CSR. This letter sets forth each comment and our response.

The Guardian VC Asset Allocation Fund (GVCAAF)
----------------------------------------------

1.	Comment:  In the discussion under the heading "An Update from
Fund Management," the fourth paragraph states "Our investing was guided by our quantitative model which, as of year-end, has us invested fully 100% in stocks, 0% in bonds and 0% in cash."
Also, the pie chart shows a breakdown for Cash of 1.21%, but the Schedule of Investments (SOI) shows repurchase agreements of 33.1%. Please explain why there is a discrepancy.

Response:  Pursuant to its investment strategy, one of the ways
GVCAAF allocates its assets is by purchasing and selling index futures (typically S&P 500 Index futures) as a cash equitization tool.

In a futures contract, there is no actual cash outlay. The cash that would have been used to purchase the underlying stocks is invested in a guaranteed short-term investment vehicle (in this case a repurchase agreement). The futures contract then causes daily cash flows based upon the change in the underlying index. Effectively, the cash is converted into equity exposure (to the underlying index) without the cash actually being spent.


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The pie chart and the report from fund management reflect the true economic value and allocation of the portfolio. The SOI corresponds to the custodian bank records and reflects an accounting treatment that, although accurate from the standpoint of actual securities held, does not properly reflect how index futures affect the portfolio from both a return and risk perspective.

We believe it is more meaningful to an investor to show the economic impact of GVCAAF's investments in index futures rather than solely to reflect their accounting treatment. The difference in each presentation is illustrated by considering a portfolio that consists entirely of S&P 500 index futures: such a portfolio would reflect the constitution of the S&P 500 Index, which typically would show a 100% equity position, with 0% in fixed income and 0% in cash or cash equivalents. An accounting treatment of this same portfolio, however, would show the portfolio as being invested 0% in equity, 0% in fixed income and 100% in cash.

To explain this apparent discrepancy, we will add appropriate disclosure.

2.	Comment:  Please explain why GVCAAF invests in futures if it is a
"fund of funds"? According to Section 12(d)(1)(G) of the Investment Company Act of 1940, a "fund of funds" is only allowed to invest in affiliated companies and/or U.S. government securities.

Response: GVCAAF is permitted to invest in futures pursuant to an SEC exemptive order granted on April 1, 1997 (SEC Release
No. IC-22607; File number 812-10282).

Baillie Gifford International Growth Fund (BGIF)
------------------------------------------------

3.	Comment:  Why is the line graph for BGIF in the MDFP section under the heading "Growth of a Hypothetical $10,000 Investment" showing a line graph for a period of 15 years rather than the SEC requirement on Form N-1A of 10 years. We suggest that showing the return for the 10-year period in the line graph would be better disclosure for comparability purposes.

Response: In future reports to shareholders, we will show the ending dollar amount for the 10-year-period as well as the period since inception.


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Annuity Funds' Schedule of Investments (applies to all the Funds)
-----------------------------------------------------------------

4.	Comment:  For each Fund's footnote disclosure after the SOI, in reference to the repurchase agreement's collateral, the AICPA Audit Guide requires disclosure of the nature, terms and value of the collateral.

Response: In consultation with our independent accountants, we believe the disclosure shown in the SOI complies with the requirements of the Audit Guide. However, management has decided to revise and reflect the nature, terms and value of collateral in the Form N-Q filed for the quarter ended March 31, 2005.

The Guardian VC 500 Index Fund (GVC500IF) and Guardian Bond
-----------------------------------------------------------
Fund (GBF)
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5.	Comment: In the Statement of Changes in Net Assets of the
financial section of the shareholder report, please explain why the total amounts for dividends and distributions to shareholder do not match the total amount reinvested from dividends and distributions under the heading "Transactions in Capital Stock" in the Notes to Financial Statements for the year ended December
31, 2004.

Response: GVCAAF invests primarily in GVC500IF and GBF as part of its investment strategy. GVCAAF has elected to receive cash rather than shares from any distributions from income and capital gains from its investment in GVC500IF and GBF.

Representations

       Each Fund acknowledges that SEC staff comments or changes to the disclosure in the Form N-CSR reviewed by the staff do not foreclose the Commission from taking any action with respect to the Form N-CSR. In addition, each Fund acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the Form N-CSR. Each Fund further acknowledges that it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

             *         *         *         *          *

       Please do not hesitate to contact me at (212) 598-8445, if you have further questions or comments, or if you require further information.


Sincerely,


/s/ Frank L. Pepe
-----------------

Frank L. Pepe